UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

United States

Veolia Transport strengthens operations in Phoenix, Arizona, with new urban bus systems

Paris, June 17, 2010 – Following a call for tenders, the Phoenix City Council unanimously voted to award Veolia Transportation, the US subsidiary of Veolia Transport, the contract to operate the northern and southern systems of its urban bus network. The five-year contract will start up on July 1, 2010 and will generate cumulative revenue of $386 million. It will be the biggest operating contract for a transit system in the Phoenix area and one of the biggest of its kind in the United States.

Veolia Transportation has been providing the City of Phoenix with transit management services for 38 years. The company will now operate all 353 buses that serve the area, with responsibility for daily passenger services, safety, vehicle cleanliness and maintenance, and on-time performance. Veolia Transportation will employ more than 870 employees to fulfill the contract.

“We are very grateful to the City Council for the trust they have shown in us by awarding this contract,” said Cyrille du Peloux, Chief Executive Officer of Veolia Transport. “For us, Phoenix is an essential city. We have put in a great deal of effort to provide a very high level of service and we will continue to do so.”

Mark Joseph, Chief Executive Officer and Vice Chairman of Veolia Transportation, said: “We set up in Phoenix nearly 40 years ago, and we are now a part of the community. We fully appreciate the partnership that will be formed with two organizations that are well anchored in the community* and that have long been known for their excellent work. These organizations will help Veolia Transportation by checking the quality of service offered during trips, and by carrying out customer-service surveys and information campaigns.”

* “Chicanos por la Causa” (CPLC) and the Opportunities Industrialization Center  (OIC), two NGOs that focus on integrating workers and minorities within the community

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Veolia Transport
Veolia Environnement's transport division operates in 28 countries and employs 78,000 people. Veolia Transport posted revenue of €5,8 billion in 2008. Veolia Transport operates 40,675 road and rail vehicles and carries more than 2,6 billion passengers per year. Veolia Transport contributes to remedy the shortage of urban space and avoids 4.1 million metric tons of greenhouse gas emissions (equivalent CO2) per year. www.veolia-transport.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With approximately 310,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.5 billion in 2009. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

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Analyst and institutional investor contact: Ronald Wasylec - Tel +33 1 71 75 12 23

US Investors contact Terri Anne Powers - Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 17, 2010

VEOLIA ENVIRONNEMENT
By:	/s/ Antoine Frérot
Name: Antoine Frérot
Title: Chief Executive Officer